SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*

Carver Bancorp, Inc.


(Name of Issuer)

Common Stock

(Title of Class of Securities)

14687510

(CUSIP Number)

October 15, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a  prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

     RASARA Strategies, Inc.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [_]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

             USA; RASARA Strategies, Inc., is a Delaware Corporation
-----------------------------------------------------------------------------
  NUMBER OF          5    SOLE VOTING POWER
    SHARES
 BENEFICIALLY             204,000
   OWNED BY         ---------------------------------------------------------
     EACH            6    SHARED VOTING POWER
  REPORTING
    PERSON                0
                    ---------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER

                          204,000
8    SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,000
------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*     [_]


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.9% of shares of Common Stock outstanding as of September 30, 2002.
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IA
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





Item 1(a)

Name of Issuer:                  Carver Bancorp, Inc.

Item 1(b)

Address of Issuer's Principal    75 West 125th Street
Executive Office:                New York, NY  10027

Item 2(a)

Name of Person Filing:                   RASARA Strategies, Inc.

Item 2(b)

Address of  Principal Business Office:   160 North State Road
                                         Briarcliff Manor, New York, NY
10510


Item 2(c)

Citizenship: U.S.A.; RASARA Strategies, Inc., is a Delaware Corporation

Item 2(d)

Title of Class of Securities:    Common Stock

Item 2(e)

CUSIP Number: 14687510

Item 3  IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b)
            OR SECTIONS 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
A:

(a) [ ] Broker or Dealer registered under
Section 15 of the Act (15 U.S.C. 78o)
(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c) [ ] Insurance Company as defined in Section
3(a)(19) of the Act (15 U.S.C. 78c)
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80 a-8)
(e) [ X ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)
(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

(h) [ ] A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i) [ ] A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)



Item 4

Ownership:

(a)  Amount Beneficially Owned...................................       204,000
(b)  Percent of Class............................................          8.9%
(c)  Number of shares as to which such person has:
       (i)  sole power to vote or to direct the vote. ...........       204,000
      (ii) shared power to vote or to direct the vote ...........             0
     (iii) sole power to dispose or to direct disposition of ....     	204,000
     (iv)  shared power to dispose or to direct disposition of ..             0


Item 5 		Not applicable.

Item 6 		Not applicable.

Item 7 		Not applicable.

Item 8 		Not applicable.

Item 9 Not applicable.

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred
to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2002

(Date)



By: /s/ Raymond C. Stewart
    ----------------------------
Name: Raymond C. Stewart
President, Chief Investment Officer
RASARA Strategies, Inc.






End of Filing